June 4, 2009

Via Facsimile and U.S. Mail
Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005

Re: **Preliminary Proxy Statement**
Filed May 12, 2009 by Validus Holdings, Ltd.
File No. 000-27662

Validus Holdings, Ltd.
File No. 333-159148
Amended Form S-4, filed June 1, 2009

IPC Holdings, Ltd.
Schedule TO-T/A filed May 28 and 29, 2009 and June 1 and 3, 2009 by
Validus Holdings, Ltd.
File No. 005-45701

Soliciting Materials filed by Validus Holdings, Ltd.
Filed on May 22 and 29, 2009, and June 1 and 3, 2009
File Nos. 000-27662 and 001-33606

Forms 425 filed May 20 and 29, 2009, June 1 and 3, 2009 by Validus
Holdings, Ltd.
File No. 000-27662

Dear Ms. Banks:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement (the "Requisition Proxy Statement")

1. Please update this proxy statement to reflect all of the developments that have taken place since your initial filing.

General

2. Throughout many of the filings listed above you appear to have provided selective excerpts of the ruling of the Supreme Court of Bermuda issued on May 29, 2009 and have repeatedly made statements regarding the court's position on your

proposed scheme of arrangement that fail to reflect the court's decision. Although you have characterized the ruling as a victory for Validus, you have not addressed the fact that your application was <u>dismissed</u> and the negative language and outlook the court expressed in its opinion. We note the following statements made by the court:

- "Validus' true interest is as a bidder for the company and not as a member, and it has no real commonality of interest with the other shareholders." (Page 2)
- "There is also evidence from Validus that is has been in communication with other shareholders, but that is so unspecific that I can attach little if any weight to it." (Page 3)
- "The power to order a meeting is entirely discretionary—'the Court may'…As to whether I ought or ought not to do so in exercise of the court's discretion, I have no doubt that I ought <u>not</u> to do so in the circumstances of the present case." (Emphasis added; Page 5) The court then goes on to list reasons supporting this conclusion, only one of which is the fact that the IPC/Max transaction has not yet been taken to a vote and many of which would not change if the IPC/Max transaction is voted down. The reasons are summarized as follows:
  - "Validus' own shareholding is miniscule…Validus is not, therefore, itself a very compelling applicant, and, when it seeks to avoid that by praying in aid the interests of the other shareholders, that is, I think, impermissible." (Pages 5-6)
  - "Second, although I have come to the conclusion that the scheme could be approved on behalf of the company by the members in general meeting, it remains an unprecedented course to embark upon a hostile bid by way of a scheme in the teeth of the board's opposition…it is wholly unprecedented. There are reasons for that. There are severe practical difficulties in piloting such a scheme without the support of the board." (Page 6)
  - "Validus is proposing that the bidder manage [the scheme process]." (Page 6)
  - "However, the most immediate difficulty facing Validus is the need to obtain the support of 10% of the members in order to requisition the necessary special general meeting. At present there is no evidence that that can be obtained…It is not, therefore, apparent that in reality Validus can take the first step towards achieving the company's approval." (Page 6)
  - "But, whatever the practical difficulties with a hostile scheme process, it seems to me that as a matter of principle, I should not initiate it on the application of a bidder without some real and solid independent shareholder support sufficient to show that it has some reasonable hope of success. As already noted, there is no evidence of that before me, and in its absence the whole process if purely speculative." (Page 7)

It has also come to our attention that the court ordered Validus to pay IPC's legal fees in connection with the hearing. For these reasons, including the fact that the meeting to approve the IPC/Max transaction has not yet been held, the court refused to exercise its discretion to convene a meeting on the application. Therefore, repeatedly stating that Validus has a "clear path" to pursue a scheme of arrangement does not appear to be accurate. You also repeatedly state that "based on the decision of the court" Validus "will" be able to pursue a scheme of arrangement to acquire IPC if IPC shareholders reject the proposed Max Amalgamation. This does not appear to be consistent with the court's holding. The court expresses numerous reservations regarding the feasibility of the scheme and the many obstacles Validus will encounter in attempting to embark on the unprecedented path. Therefore, stating unequivocally that Validus <u>will</u> be able to pursue the scheme appears to be erroneous. Finally, we note that you made these statements in various publicly-disseminated press releases and in your website. Consequently, we ask that you

    a) disseminate a press release prominently disclosing corrective statements referencing each previously filed soliciting material in which the referenced statements were made;

    b) revise your website in a similar manner;

    c) revise your prospectus/exchange offer document in a similar manner;

    d) and refrain from making statements in future filings that do not describe completely court decisions or other developments. See Rule 14a-9.We note, additionally, that simply filing the court's decision as an exhibit to a Current Report on Form 8-K while issuing a press release with excerpts does not satisfy your disclosure requirements under Section 14(a) of the Exchange Act.

Investor Presentation dated May 29, 2009

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the statements listed below in your investor presentation dated May 29, 2009:

- Max and IPC both trade at a discount to book value and have done so for a "meaningful period of time." (Slide 3)
- "Max's 10.6% decline in diluted book value per share in 2008 and a further 2.1% decline in Q 2009 illustrate Max's inability to grow book value over time." (Slide 3) We note that the graph on Slide 4 clearly demonstrates that Max has been able to grow book value over time,

> notably between 2005 and 2007.
> - "Any differential [in Max and Validus book value per IPC share] may be eliminated by June 30th." (Slide 6)
> - The disclosure in the second and third sub-bullet points to the first bullet point on the right side of Slide 8 and the second bullet-point and its sole sub-bullet point also on the right side of Slide 8. With respect to theis slide, please provide us supplemental copies of the documents used as sources and listed in footnotes 1 and 2.
> - "Flawed 'strategic process' leading up to signing the transaction" (Slide 13)
> - "Specifically excluded a number of parties which might have offered superior value." (Slide 13)
> - "IPC has acknowledged that its mono-line catastrophe model is not viable." (Slide 14)
> - "Not entertaining the Validus offer after a no-vote on Max/IPC would be ignoring the will of IPC's shareholders" (Slide 14)

4. Please supplementally explain what is meant by the following heading on Slide 5: "ROE is a Major Determinant of Price to Book Multiple."

5. We note your disclosure on Slide 13 that IPC is "[h]iding behind 10% 'registered holder' limitation despite the fact that no registration of transfer is necessary." We note that the applicability of IPC's subject bye-law and the need to register the transfer of shares tendered in the exchange offer is subject to a legal disagreement. Please confirm that you will make this clarification in all future soliciting materials.

6. On a related note, refer to your assertion in the same slide that IPC is raising " other dubious legal arguments to thwart the will of 90%+ of IPC shareholders." It is inappropriate to refer to the will of IPC's security holders when you do not have knowledge of their will at this point. We also note that it is unclear why you believe the legal arguments raised by IPC are dubious. Is there any authority that supports your view? If not, please confirm that you will clarify this in all future filings.

7. Please note that we have already asked you to remove the term "binding" from your soliciting materials in all places where used when referring to the Validus offer; however, you have once again used it on Slide 14. We ask that you delete this term and not use the term again in this context in any of your soliciting materials. Please confirm your understanding.

8. We note your statement on Slide 13 where you indicate that the "Validus offer can close in a timely manner." In future filings, please provide the assertions upon which this belief is based following this statement.

9. Slide 16 of the presentation does not address the May 29th ruling of the Supreme Court of Bermuda regarding the dismissal of Validus' application to convene a shareholder meeting to proceed with the proposed scheme of arrangement. Please include a statement to this effect in future similar filings. Refer to comment 1 above regarding the proper characterization of the court's ruling.

June 1, 2009 Advertisement

10. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your statement "Don't be fooled or threatened into accepting a bad deal with Max!" Please provide us support for your disclosure or confirm that you will refrain from making similar statements in future filings.

Form 425 filed May 20, 2009

11. We note your response to our prior comment 7 in your letter dated June 1, 2009. We disagree with your contention that the disclosure in question does not suggest that the UK Takeover Code applies to the IPC/Max amalgamation. Thus, please confirm that if you make any similar future references to the termination fee provisions of the UK Takeover Code, you will provide the clarifying disclosure included in your response to our prior comment

Form S-4/A

Certain Legal Matters; Regulatory Approvals, page 91

12. We note your response to prior comment 5. Please tell us why you do not believe that the need to obtain approval from the Irish regulators will present an obstacle to closing the acquisition of IPC shares regardless of the transaction structure ultimately selected.

<u>Closing Comments</u>

Please direct any questions to Laura Crotty at (202) 551-3563 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions